BLOCK LISTING SIX MONTHLY RETURN

Information provided on this form must be typed or printed electronically and provided to an ris.

Date: 21 January 2009

Name of applicant:		Reed Elsevier PLC

Name of scheme:		Reed Elsevier Group plc SAYE Share Option Scheme (1993)

Period of return:	From:	1 July 2008	To:	31 December 2008

Balance of unallotted securities under scheme(s) from previous return:		306,658

Plus: The amount by which the block scheme(s) has been increased since the date of the last return (if any increase has been applied for):		75,000 additional listing in October 2008

Less: Number of securities issued/allotted under scheme(s) during period (see LR3.5.7G):		340,052

Equals: Balance under scheme(s) not yet issued/allotted at end of period:		37,734

Name of contact:	Marsha Watson

Telephone number of contact:	020 7166 5653

BLOCK LISTING SIX MONTHLY RETURN

Information provided on this form must be typed or printed electronically and provided to an ris.

Date 21 January 2009

Name of applicant:		Reed Elsevier PLC

Name of scheme:		Reed Elsevier Group plc SAYE Share Option Scheme (2003)

Period of return:	From:	1 July 2008	To:	31 December 2008

Balance of unallotted securities under scheme(s) from previous return:		931,407

Plus: The amount by which the block scheme(s) has been increased since the date of the last return (if any increase has been applied for):		850,000 additional listing in November 2008

Less: Number of securities issued/allotted under scheme(s) during period (see LR3.5.7G):		269,173

Equals: Balance under scheme(s) not yet issued/allotted at end of period:		1,509,743

Name of contact:	Marsha Watson

Telephone number of contact:	020 7166 5653

BLOCK LISTING SIX MONTHLY RETURN

Information provided on this form must be typed or printed electronically and provided to an ris.

Date: 21 January 2009

Name of applicant:		Reed Elsevier PLC

Name of scheme:		Reed Elsevier Group plc Executive Share Option Scheme (1993)

Period of return:	From:	1 July 2008	To:	31 December 2008

Balance of unallotted securities under scheme(s) from previous return:		8,078,089

Plus: The amount by which the block scheme(s) has been increased since the date of the last return (if any increase has been applied for):		Nil

Less: Number of securities issued/allotted under scheme(s) during period (see LR3.5.7G):		174,066

Equals: Balance under scheme(s) not yet issued/allotted at end of period:		7,904,023

Name of contact:	Marsha Watson

Telephone number of contact:	020 7166 5653

BLOCK LISTING SIX MONTHLY RETURN

Information provided on this form must be typed or printed electronically and provided to an ris.

Date: 21 January 2009

Name of applicant:		Reed Elsevier PLC

Name of scheme:		Reed Elsevier Group plc Executive Share Option Scheme (2003)

Period of return:	From:	1 July 2008	To:	31 December 2008

Balance of unallotted securities under scheme(s) from previous return:		5,975,622

Plus: The amount by which the block scheme(s) has been increased since the date of the last return (if any increase has been applied for):		5,000,000 additional listing in November

Less: Number of securities issued/allotted under scheme(s) during period (see LR3.5.7G):		276,358

Equals: Balance under scheme(s) not yet issued/allotted at end of period:		10,865,699

Name of contact:	Marsha Watson

Telephone number of contact:	020 7166 5653

BLOCK LISTING SIX MONTHLY RETURN

Information provided on this form must be typed or printed electronically and provided to an ris.

Date: 21 January 2009

Name of applicant:		Reed Elsevier PLC

Name of scheme:		Reed Elsevier Group plc Long Term Incentive Share Option Scheme

Period of return:	From:	1 July 2008	To:	31 December 2008

Balance of unallotted securities under scheme(s) from previous return:		2,538,205

Plus: The amount by which the block scheme(s) has been increased since the date of the last return (if any increase has been applied for):		Nil

Less: Number of securities issued/allotted under scheme(s) during period (see LR3.5.7G):		112,374

Equals: Balance under scheme(s) not yet issued/allotted at end of period:		2,425,831

Name of contact:	Marsha Watson

Telephone number of contact:	020 7166 5653